GREALISH & MCZEAL

A Registered Limited Liability Partnership

ATTORNEYS AND COUNSELORS AT LAW

1200 Rothwell

Houston, Texas 77002

Telephone (713) 236-0639

Facsimile (713) 223-3331

www.grealishmczeal.com

From the Desk of:

Marcellous S. McZeal

mmczeal@mgmtxlaw.com

January 28, 2011

Ms. Anne Parker Legal

Branch Chief Division of

Corporate Finance

SEC Headquarters

100 F Street, NE

Washington, DC 20549

Re:	PGI Energy Fund I Series 2010, Inc.

Withdrawal of Form S-1 (Registration No. 333-168524)

Dear Ms. Parker,

We would like to withdraw the recently submitted Form S-1 Registration Statement for PGI Energy Fund 1 Series 2010, Inc. The comment process involving our registration has become unduly burdensome which appears to have no end for resolution. We can no longer afford the cost of auditors reviews of the POS AM’s and extensive cost of financial printer for filings. We therefore respectfully request permission to withdraw effective immediately!

Thank you for your attention to this matter. If you have any questions, please contact our office.

Respectfully submitted, GREALISH & MCZEAL, LLP

BY:	/s/ Marcellous S. McZeal
Marcellous S. McZeal

MSM/am

Cc:	File

Robert Gandy